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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Apex Global Brands Inc

(Name of Issuer)

Common Stock, $0.02 Par Value Per Share (cancelled and ceased to exist)

(Title of Class of Securities)

03755M102

(CUSIP Number)

Merihan Tynan
Cove Street Capital LLC
2101 East El Segundo Boulevard. Suite 302
El Segundo, CA 90245
(424) 221-5897

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*** Final Filing. The Common Stock has been cancelled and ceased to exist.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 03755M102	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cove Street Capital, LLC I.R.S IDENTIFICATION NO 27-5376591
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) IA

.

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CUSIP No. 03755M102	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Bronchick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) x
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

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CUSIP No. 03755M102	13D	Page 2 of 3 Pages

Item 1.  Security and Issuer.

This Amendment No. 6 to Schedule 13D is the final D filing as the common stock no longer exists. Amendment was for the previously known common stock, par value $0.02 per share (the “Common Stock”), of Apex Global Brands Inc., a Delaware corporation (the “Issuer” or the “Company”).

Item 2.  Identity and Background.

a) This statement on Schedule 13D is being filed under the Securities Exchange Act of 1934 by Cove Street Capital, LLC, a Delaware limited liability company ("Cove Street Capital" or "CSC"), and Mr. Jeffrey Bronchick, an individual.

b) The address of the principal office of each CSC and Mr. Bronchick is 2101 East El Segundo Boulevard, Suite 302, El Segundo, CA 90245.

c) The principal business of CSC is to serve as the investment advisor to certain separately managed accounts. Mr. Bronchick is the Portfolio Manager and Founder of Cove Street Capital LLC.

d) Neither CSC nor any of its members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) Neither CSC nor any of its members was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

f) CSC is a Delaware limited liability company. Mr. Bronchick is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

CSC no longer holds any Apex Global Brands Inc common stock following the acquisition we reflected in our 13D filing Amendment 5 on February 24, 2021. Common Stock that is owned by stockholders who have perfected and not withdrawn a demand for appraisal rights, was automatically canceled and ceased to exist, and was converted into the right to receive $2.00 in cash, without interest, less any required withholding taxes (the “Merger Consideration”), which occurred April 6th 2021.

Item 4.  Purpose of Transaction.

Common Stock that is owned by stockholders was automatically canceled and ceased to exist, and was converted into the right to receive $2.00 in cash, without interest, less any required withholding taxes (the “Merger Consideration”), which occurred April 6th 2021.

Item 5.  Interest in Securities of the Issuer.

Neither CSC on behalf of it’s clients, nor Jeffrey Bronchick own common stock for Apex Global Brands, Inc as it has been canceled and ceased to exist. All stockholders have now received $2.00 in cash in lieu.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.  Material to Be Filed as Exhibits.

N/A.

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CUSIP No. 03755M102	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COVE STREET CAPITAL

/s/ Merihan Tynan Merihan Tynan

Chief Compliance Officer Insert Title

April 12, 2021 Insert Date

Jeffrey Bronchick

/s/ Jeffrey Bronchick Jeffrey Bronchick

April 12, 2021 Insert Date